

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

Rhonda Keaveney
Chief Executive Officer
Eline Entertainment Group, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

   Re: Eline Entertainment Group, Inc.
     Registration Statement on Form 10-12G
     Filed August 24, 2022
     File No. 000-30451

Dear Rhonda Keaveney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction